Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges included herein is calculated in accordance with the rules of the Securities and Exchange Commission. The foregoing is calculated differently than a similarly titled ratio and covenant in the company’s senior secured credit facility. As previously disclosed, the company is in compliance and expects to remain in compliance with the covenants in its credit facility.

	Year Ended December 31,
(Dollars in millions)	2009	2008	2007		2006	2005

Earnings:
Income (loss) from continuing operations before income taxes (c)	$91	$(332)	$(45)		$(54)	$118
Fixed charges (see below)	104	133	135		119	88
Undistributed shares of income of less-than-fifty-percent-owned investees	(17)	(10)	1		(5)	(0)

Total earnings (as defined)	$178	$(209)	$91		$60	$206

Fixed charges:
Interest expense	$62	$81	$87		$86	$60
Estimated interest component of rental expense	42	52	48		33	28

Total fixed charges (as defined)	$104	$133	$135		$119	$88

Ratio of earnings to fixed charges (a)	1.71x	(b )	(b	)	(b )	2.34x

(a)	Ratio of earnings to fixed charges is calculated as income from continuing operations before income taxes, cumulative change in method of accounting, fixed charges (reduced by amount of capitalized interest) and undistributed shares of income of less-than-fifty-percent-owned investees divided by fixed charges. Total fixed charges is the sum of interest expense, capitalized interest and the estimated interest component of rental expense. Consistent with the company’s accounting policy, interest related to uncertain tax positions is included as a component of income tax expense, and is not included in fixed charges.
(b)	For these periods, earnings were inadequate to cover fixed charges. The amount of the coverage deficiencies were $342 million, $44 million and $59 million for the years ended December 31, 2008, 2007 and 2006, respectively.
(c)	Income (loss) from continuing operations before income taxes and interest expense differ from the amounts reported on our Annual Report on Form 10-K for the year-ended December 31, 2008 due to the adoption of new accounting standards related to accounting for convertible debt instruments that may be settled in cash upon conversion, which changed the accounting method for our $200 million principal amount of 4.25% Convertible Senior Notes due 2016 (“Convertible Notes”) that were issued in February 2008. These new accounting standards (formerly FSP No. APB 14-1) required retrospective application and required us to account separately for the debt and equity components of the Convertible Notes. The $85 million equity component (and related debt discount) represents the investors’ debt-for-equity conversion rights and was calculated as the present value of the lower 4.25% interest coupon payable under the Convertible Notes compared to the estimated 12.50% rate the we would have had to pay at the issuance date without the equity conversion feature. The reported amount of the debt component, valued at $115 million at the time of issuance, increases throughout the life of the Convertible Notes as the debt discount is amortized through interest expense in order to reflect a total effective interest rate of 12.50%.